Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Axelrod, Norman	2. Issuer Name and Ticker or Trading Symbol Linens ’n Things, Inc. (LIN)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [X] Officer (give [_] Other (specify title below) below) Chairman and Chief Executive Officer
(Last) (First) (Middle) c/o Linens ’n Things, Inc. 6 Brighton Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/14/02
(Street) Clifton, NJ 07015		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.01 per share								97,853	D
								11,587	D(1)
								11,587	D(2)
	7/1/02		F	V	8,869	D	$31.875	17,621	D(3)
	7/1/02		F	V	8,869	D	$31.875	17,621	D(4)
	10/14/02		F		3,907	D	$18.230	33,347	D(5)
								400	I	By minor child

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1)  Deferred shares awarded as part of the Company’s Long Term Incentive Plan. Award will vest on July 1, 2003.
(2)  Restricted Stock granted on July 2, 2001 which vests on July 1, 2003.
(3)  Restricted stock granted on June 30, 2000, which vested on July 1, 2002. The number in column 5 represents the number of shares remaining after giving effect to the withholding of 8,869 shares in satisfaction of tax liability.
(4)  Deferred shares awarded as part of Long Term Incentive Plan. Award vested on July 1, 2002. The number in column 5 represents the number of shares remaining after giving effect to the withholding of 8,869 shares in satisfaction of tax liability.
(5)  Initially 46,640 shares of restricted stock granted on October 12, 2000; 25% of the restricted stock vested on date of grant, 25% of the restricted stock vested on each of October 12, 2001 and October 12, 2002 and the remainder will vest on October 12, 2003. The number in column 5 represents the number of shares remaining after giving effect to the withholding of 3,907 shares in satisfaction of tax liability.
* If the form is filed by more than one reporting person, see Instructions 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Brian Silva, Attorney-in-Fact **Signature of Reporting Person	October 15, 2002 Date
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